Exhibit (F)

450.1762 Right of shareholder to dissent and obtain payment for shares.

Sec. 762.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of his, her, or its shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party if any of the following are met:

(i) Shareholder approval is required for the merger under section 703a or 736(5) or the articles of incorporation and the shareholder is entitled to vote on the merger.

(ii) Shareholder approval would be required if section 703a(3) did not apply and the shareholder is a shareholder on the date of the offer under section 703a(3).

(iii) The corporation is a subsidiary that is merged with its parent under section 711.

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if either of the following are met:

(i) The shareholder is entitled to vote on the plan.

(ii) The shareholder would be entitled to vote on the plan if section 703a(3) did not apply and the shareholder is a shareholder on the date of the offer under section 703a(3).

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order.

(d) Consummation of a plan of conversion to which the corporation is a party as the corporation that is being converted, if the shareholder is entitled to vote on the plan. However, any rights provided under this section are not available if that corporation is converted into a foreign corporation and the shareholder receives shares that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation, as the shares held by the shareholder before the conversion.

(e) An amendment of the articles of incorporation that creates a right to dissent under section 621.

(f) A transaction that creates a right to dissent under section 754.

(g) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) Unless otherwise provided in the articles of incorporation, bylaws, or a resolution of the board, a shareholder may not dissent from any of the following:

(a) Any corporate action set forth in subsection (1)(a) to (f) as to shares that are listed on a national securities exchange on the record date fixed to vote on the corporate action or on the date the resolution of the parent corporation’s board is adopted in the case of a merger under section 711 that does not require a shareholder vote under section 713. For purposes of this subdivision, “national securities exchange” includes the NASDAQ Global

Select Market and the NASDAQ Global Market, but does not include the NASDAQ Capital Market, formerly known as the NASDAQ SmallCap Market.

(b) A transaction described in subsection (1)(a) in which shareholders receive cash, shares that satisfy the requirements of subdivision (a) on the effective date of the merger, or any combination of cash and those shares.

(c) A transaction described in subsection (1)(b) in which shareholders receive cash, shares that satisfy the requirements of subdivision (a) on the effective date of the share exchange, or any combination of cash and those shares.

(d) A transaction described in subsection (1)(c) that is conducted pursuant to a plan of dissolution that provides for distribution of substantially all of the corporation’s net assets to shareholders in accordance with their respective interests within 1 year after the date of closing of the transaction, if the transaction is for cash, shares that satisfy the requirements of subdivision (a) on the date of closing, or any combination of cash and those shares.

(e) A transaction described in subsection (1)(d) in which shareholders receive cash, shares that satisfy the requirements of subdivision (a) on the effective date of the conversion, or any combination of cash and those shares.

(3) A shareholder that is entitled to dissent and obtain payment for shares under subsection (1)(a) to (f) may not challenge the corporate action that creates that entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(4) A shareholder that exercises a right to dissent and seek payment for shares under subsection (1)(g) may not challenge the corporate action that creates that entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation